June 13, 2012

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jones Lang LaSalle Incorporated Form 10-K for the year ended December 31, 2011 Filed on February 27, 2012 File No. 001-13145

Dear Mr. Woody:

This letter sets forth our response to the Comment Letter, dated May 30, 2012 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of each of the Staff’s comments as numbered in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 50 – 57

1.  We note that fluctuations within your results of operations can generally be attributed to improved business conditions and strong growth.  In future periodic filings, for each major product category, please expand to identify the performance indicators or factors utilized by management to assess productivity and if applicable, separately quantify each performance indicator or factor that demonstrates the overall improved business conditions and strong growth of the company.

Response:

In some circumstances, we have explained fluctuations within our results of operations in part in terms of “improved business conditions” or “strong growth.”  For example, in 2011, we described year-over-year revenue growth in our Americas transaction-driven product categories (Capital Markets & Hotels and Leasing) “…as business conditions improved and as we gained market share,” and we described EMEA Capital Markets & Hotels and Advisory year-over-year revenue growth in local currencies of 57% and 32%, respectively, as “strong.”

We cited “improved business conditions” as a contributor to the Americas Capital Markets & Hotels and Leasing year-over-year revenue increases given factors such as (a) January 2012 U.S. Bureau of Labor Statistics reporting which indicated that the U.S. unemployment rate fell to 8.5 percent in December 2011, the lowest rate since February 2009, and (b) Jones Lang LaSalle research which cited a 24% increase in direct commercial real estate investment activity globally, from $322 billion in 2010 to $399 billion in 2011, with the highest rate of direct investment growth (which impacts our Capital Markets & Hotels product category most significantly) in the Americas.  We also outperformed that market-level rate of growth, with a 45% increase in local currencies in Capital Markets & Hotels revenues on a consolidated basis, and a 62% increase in Capital Markets & Hotels revenues in the Americas, indicating market share gains.  Additionally, U.S. office leasing volumes for the industry increased by 10% sequentially from the third quarter of 2011 to the fourth quarter of 2011, while our Americas leasing revenues increased by 41% over those sequential quarters, results which combined with our 19% revenue increase on a full-year basis also indicate outperformance of the broader market, and so gains in market share.

In future periodic filings, to the extent we use “improved business conditions,” “strong growth,” or other general descriptions of elements of our operating results, we will expand and enhance those descriptions by identifying and quantifying performance indicators or factors similar to those above when utilized by management to assess productivity for the relevant major product categories and to describe variances in our operating results.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Construction Management Fee, page 71

2.  We note that certain contractual arrangements for services provide for the delivery of multiple services and that you account for these arrangements utilizing guidance outlined in Subtopic 605-25 of the FASB Accounting Standards Codification.  Please revise future periodic filings to disclosure the information outlined in paragraph 605-25-50-2 of the FASB Accounting Standards Codification.

Response:

Ordinarily, the services we provide are of single, easily-identifiable elements, within one of the categories we disclose in the Revenue Recognition section of our Summary of Significant Accounting Policies: transaction commissions, advisory and management fees, incentive fees, project and development management fees, or construction management fees.  Our disclosure that we evaluate revenue from certain contractual arrangements under Subtopic 605-25 of the FASB Accounting Standards Codification was intended to highlight that we consider and follow Subtopic 605-25 when applicable; however, we have not prepared the detailed disclosure requirements of paragraph 605-25-50-2 because we do not enter into contractual arrangements yielding material amounts of revenue accounted for under the multiple-element arrangements guidance.

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In future filings, assuming that our revenue accounted for under Subtopic 605-25 continues to be immaterial, we will delete from our revenue recognition significant accounting policy the paragraph referencing Subtopic 605-25 so as not to give an impression that we earn material amounts of revenue from such arrangements.  However, we will continue to consider and follow Subtopic 605-25 when applicable, and in future filings we will disclose the information outlined in paragraph 605-25-50-2 to the extent such information is material.

Cash and Cash Equivalents, page 72

3.  We note from disclosures elsewhere in your filing that you do not expect to repatriate your foreign source earnings to the United States and would incur taxes in the United States if repatriated.  Please revise future periodic filings to disclose the amount of cash and short term investments held by foreign subsidiaries.

Response:

In future filings, we will disclose the amount of cash and short term investments held by foreign subsidiaries, modeled after the following disclosure as if prepared for our 2011 Form 10-K:

We consider all highly-liquid investments purchased with maturities of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments. As of December 31, 2011, cash and cash equivalents totaled $184 million, of which approximately $168 million was held by foreign subsidiaries.

Note 3 – Business Segments, pages 78 – 80

4.  We note you face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies.  Please tell us the amount of your restricted net assets and how you complied with the requirements of Rule 5-04 of Regulation S-X for Schedule I.

Response:

As of December 31, 2011, our restricted net assets were $51 million, or approximately 3% of our Company’s total consolidated net assets.  As such, our restricted net assets do not meet the 25% of consolidated net assets significance test to trigger the requirements of Rule 5-04 of Regulation S-X to prepare Schedule I.

In future filings, we will expand our current one-sentence disclosure regarding restrictions over transfers of funds or exchange of local currencies, modeled after the following disclosure as if prepared for our 2011 Form 10-K:

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We face regulatory restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. As of December 31, 2011, the net assets of these countries in aggregate totaled approximately 3% of the firm’s total net assets.

Note 8 – Income Taxes, pages 91 – 94

5.  We note that international earnings taxed at varying rates are a significant part of your effective tax rate reconciliation.  Please identify for us the countries that you derive international earnings which have very low tax rates.  To the extent international earnings from these countries are material, please revise future periodic filings to disclose this information and discuss the potential impact within your MD&A.

Response:

Jones Lang LaSalle has operations which constitute a taxable income tax presence in 74 countries or other taxable jurisdictions outside of the United States, or treated as such by the United States Internal Revenue Code.  All of those countries except one had income tax rates lower than the combined United States federal and state income tax rate in 2011.

With respect to jurisdictions in which the Company operates with very low tax rates, income from The People’s Republic of China (25% rate), Singapore (17% rate) and Hong Kong (16.5% rate) represent the most significant components of the international earnings line item in our effective tax rate reconciliation.  Other very low rate tax jurisdictions with meaningful contributions to the international earnings line item in our effective tax rate reconciliation include The Netherlands (25% rate), Russia (20% rate), Poland (19% rate) and Cyprus (10% rate).  In the aggregate, these very low rate jurisdictions contributed over half of the difference between the actual income tax provision for international earnings and the equivalent provision at the United States statutory rate in 2011.  The remaining difference was contributed by earnings in jurisdictions with effective tax rates above 25% and by earnings of insignificant amounts in very low rate tax jurisdictions.

In defining very low tax rate jurisdictions, we consider effective tax rates which applied in 2011 based upon income levels and including national and municipal, state or provincial taxes also based upon income levels, which may cause those effective rates to differ from the maximum national statutory rates for the jurisdictions.  We apply a threshold of 25% or lower, which represents a difference of 10% or more from the United States federal statutory income tax rate, and which is lower than our reported effective tax rate.

In future filings, we will supplement the international earnings line item in our effective tax rate reconciliation with the identification of countries with very low tax rates from which earnings are derived, and we will discuss the potential impact within MD&A, to the extent international earnings from such countries are material.

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In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2073, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Lauralee E. Martin
_____________________

Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated

Cc:	Mr. Wilson K. Lee Division of Corporation Finance United States Securities and Exchange Commission

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